Daniel Lang 212.459.7095 dlang@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Chiasma, Inc.
Draft Registration Statement on Form S-1
Submitted April 17, 2015
CIK No. 0001339469

Dear Mr. Riedler:

This letter is being confidentially submitted on behalf of Chiasma, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential Draft Registration Statement on Form S-1 submitted on April 17, 2015 (the “Draft Registration Statement”), as set forth in your letter dated May 15, 2015 addressed to Mark Leuchtenberger, President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Draft Registration Statement (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

In response to the Staff’s Comment no. 27 of the Comment Letter, the Company advises the Staff that the Company presented a slide deck (the “Slide Presentation”) to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). A copy of the Slide Presentation is attached hereto as Exhibit A.

The Company respectfully requests that the Staff return to us this letter and the Slide Presentation attached as Exhibit A to this letter pursuant to Rule 418 of the Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for the Slide Presentation attached as Exhibit A to this letter and has submitted a separate request for

Mr. Riedler

United States Securities and Exchange Commission

May 22, 2015

confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you should have any questions concerning the enclosed matters, please contact me at (212) 459-7095.

Sincerely,

/s/ Daniel Lang

Daniel Lang

Enclosures

cc:	Mark Leuchtenberger, Chiasma, Inc.
Michael H. Bison, Goodwin Procter LLP

Exhibit A

Slide Presentation

[*]

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]